Amphenol Corporation (APH)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.
Amphenol shareholder since 2011.

Below is a condensed version of the shareholder proposal for consideration at the May 20, 2020 annual meeting.
However it may not be presented at the annual meeting due to these 2 management messages:

We will be holding a standard live meeting, although we do not expect any shareholders to attend.s

We do not have a dial-in number.

However this many not be in accordance with:
Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns
https://www.sec.gov/ocr/staff-guidance-conducting-annual-meetings-light-covid-19-concerns

Please vote yes in regard to the May 20, 2020 annual meeting and tell management that you want the proposal to be presented by the proponent at the May 20, 2020 meeting by telephone:

Proposal 4—Make Shareholder Right to Call Special Meeting More Accessible
John Chevedden, sponsor

Resolved, Shareholders ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareholder meeting. This proposal does not impact our board's current power to call a special meeting.

Special shareholder meetings allow shareholders to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences. This proposal topic also won 78% support at a Sprint annual meeting with 1.7 Billion yes-votes. Nuance Communications shareholders gave 94%-support to a 2018 shareholder proposal calling for 10% of shareholders to call a special meeting.

This same proposal received 43%-support at the 2019 Amphenol annual meeting. This 43%-support probably represented majority support from the Amphenol shares who had access to independent proxy voting advice.

Making the right to call a special meeting more accessible to shareholders is showing increased support. For instance this proposal topic won 51%-support at O'Reilly Automotive in 2019 – up from 41% the year before.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4 by following the instructions provided in the management proxy distribution.